02022707

AH 4/4/2002

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 10549

RECD S.E.C.
MAR 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-51565

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ISI CAPITAL, LLC (formerly known as EMCG, LLC)

RECD S.E.C. MAR 1 2002

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
305 Madison Avenue, Suite 1425
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Fraker (212) 972-8300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

AH
4/4/2002

OATH OR AFFIRMATION

I, CHRISTOPHER DECHIARIO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ISI CAPITAL, LLC (formerly known as EMCG, LLC) as of December 31, 2001 and 2000, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

ISI CAPITAL, LLC
(formerly known as EMCG, LLC)

Christopher A. Dechiario

Christopher Dechiario, Managing Member

Subscribed and sworn to before me this 28th day of February, 2002

Norma Kallman

Notary Public

NORMA KALLMAN
NOTARY PUBLIC, State of New York
No. 01KA5039373
Qualified in Kings County
Commission Expires Feb. 21, 2003

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income.
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

ISI CAPITAL, LLC
(formerly known as EMCG, LLC)
STATEMENTS OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash	$ 262,224	$ 7,147
Receivable from clearing broker	10,909	45,480
Deposit with clearing broker	100,209	95,102
Equipment, at cost, net of accumulated depreciation of $22,147 in 2001 and $14,309 in 2000	17,038	24,876
Prepaid insurance	1,010	-
Prepaid NASD registration fees	784	395
Prepaid expenses	9,816	-
Security deposits	32,291	9,816
TOTAL ASSETS	$ 434,281	$ 182,816
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Accrued expenses and other liabilities	$ 17,537	$ 18,185
Income tax payable	15,200	-
Commitments		
Members' capital	401,544	164,631
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 434,281	$ 182,816